UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On February 26, 2016, Husky Energy issued a press release announcing regular quarterly dividends on each of its Cumulative Redeemable Preferred Shares, Series 1, Series 3, Series 5 and Series 7 for the three month period ended March 31, 2016. The dividends will be payable on March 31, 2016 to shareholders of record as t the close of business on March 15, 2016. The press release is attached hereto as Exhibit “A”.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-208443) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	BY:	/s/ James D. Girgulis
JAMES D. GIRGULIS
SENIOR VICE PRESIDENT,
Date: February 26, 2016		GENERAL COUNSEL & SECRETARY

Exhibit A

Husky Energy Announces First Quarter Preferred Shares Dividend Payments

Calgary, Alberta (February 26, 2016) – Husky Energy’s regular dividend payments on each of the Cumulative Redeemable Preferred Shares, Series 1, Series 3, Series 5 and Series 7 will be paid for the three month period ended March 31, 2016. The dividends will be payable on March 31, 2016 to holders of record at the close of business on March 15, 2016.

Share Series	Dividend Type	Rate (%)	Dividend Paid ($/share)

Series 1	Regular	4.45	$0.27813
Series 3	Regular	4.50	$0.28125
Series 5	Regular	4.50	$0.28125
Series 7	Regular	4.60	$0.28750

Husky Energy has announced it does not intend to exercise its right to redeem its Cumulative Redeemable Preferred Shares, Series 1 (Series 1 Shares) on March 31, 2016. As a result, subject to certain conditions, the holders of Series 1 Shares have the right to choose one of the following options with regard to their shares:

1.	Retain any or all of their Series 1 Shares and continue to receive an annual fixed rate dividend paid quarterly; or

2.	Convert, on a one-for-one basis, any or all of their Series 1 Shares into Cumulative Redeemable Preferred Shares, Series 2 of Husky Energy and receive a floating rate quarterly dividend.

Further information on these options is available in the news release issued February 16, 2016, available at www.huskyenergy.com or www.sedar.com. The deadline to exercise the right of conversion is 5 p.m. Eastern Time on March 16, 2016.

Husky Energy is one of Canada’s largest integrated energy companies. It is headquartered in Calgary, Alberta, Canada and its shares are publicly traded on the Toronto Stock Exchange under the symbols HSE, HSE.PR.A, HSE.PR.C, HSE.PR.E and HSE.PR.G. More information is available at www.huskyenergy.com

For further information, please contact:

Investor Inquiries: Dan Cuthbertson Manager, Investor Relations Husky Energy Inc. 403-523-2395	Media Inquiries: Mel Duvall Manager, Media & Issues Husky Energy Inc. 403-513-7602